IPO Roadshow Presentation January / February 2022 CORPHOUSING GROUP Filed pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated February 1, 2022 Relating to the Preliminary Prospectus dated January 31, 2022 Registration Statement File No. 333 - 262114 This free writing prospectus relates to the proposed public offering of shares of common stock, par value $0.00001 per share, and warrants of CorpHousing Group Inc. (the “Company”) which are being registered on a Registration Statement on Form S - 1, as amended (File No. 333 - 262114) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus dated January 31, 2022, included in that Registration Statement which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/0001893311/000110465922009803 /tm2134516 - 6_s1a.htm The Company has filed the Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement (including the Risk Factors contained therein) and other documents that the Company has filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov . Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York NY 10022 by calling 212 - 895 - 3745.

DISCLAIMER

Statements in this presentation, including but not limited to those regarding the possible or assumed future or performance of CorpHousing Group, Inc. ("CorpHousing" or the "Company") or its industry or other trend projections, may constitute forward-looking statements. These statements include, but are not limited to, statements regarding the timing, anticipated size and terms of the proposed offering, the Company's expectations regarding the performance of its business, financial performance, liquidity and capital resources, its addressable market size and opportunity, travel conditions in the face of a pandemic or other travel disruptions, differences between private and public company lease accounting requirements, growth prospects, the Company's long-term model, and other non-historical statements. These statements can be identified by the use of words such as "believes", "anticipates", "expects", "intends", "plans", "continues", "estimates", "predicts", "projects", "forecasts", and similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company, including those described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Registration Statement on Form S-1 (File No. 333-262114), as amended, filed with the U.S. Securities and Exchange Commission (the "SEC"). Such factors may cause actual results, performance, or developments to differ materially from those expressed or implied by such forward-looking statements. Accordingly, no assurance is given that such forward-looking statements will prove to have been correct. They speak only as of the date of this presentation, and except to the extent required by federal securities laws, the Company undertakes no obligation to update these forward-looking statements.

Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys, and other data obtained from third-party sources and CorpHousing's own internal estimates and research. While the Company believes these third-party studies, publications, surveys, and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representations as to the adequacy, fairness, accuracy, or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of CorpHousing's internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. All statements in this presentation attributable to third-party sources represent the Company's interpretation of data, research opinion, or viewpoints published by such third party and have not been reviewed by such third parties. Each such cited sources speaks as of its original publication date (and not as of the date of this presentation).

This presentation includes "non-GAAP financial measures". These non-GAAP financial measures may not be comparable to similarly-titled measures presented by other companies or to third-party expectations, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP. Refer to the Appendix for a reconciliation of those non-GAAP financial measures to the most directly comparable GAAP measures.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Sales and offers to sell our securities will only be made in accordance with the Securities Act of 1933, as amended, and applicable SEC regulations, including written prospectus requirements.

We have filed a registration statement on Form S-1, as amended (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Shares of our common stock and warrants may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary prospectus and the other documents we file with the SEC for more complete information about us and this offering. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Electronic copies of the prospectus related to this offering, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by telephone at (212) 895-3745.

OFFERING SUMMARY

ISSUER:	CorpHousing Group, Inc. ("CorpHousing Group" or the "Company")
EXCHANGE//SYMBOL:	NYSE // CHG, CHGW
UNITS OFFERED[1]:	2,307,692
OFFERING PRICE:	$6.00 to $7.00 per unit
OFFERING SIZE:	$15.0 million (excluding 15% over-allotment option)
OFFERING TYPE:	S-1 Initial Public Offering
UNIT DETAILS:	Common Stock & Warrant
WARRANT STRUCTURE:	5-year tradeable warrant, exercise price equal to 105% of unit public offering price
ANTICIPATED USE OF PROCEEDS:	Acquisition of additional accommodation units & general corporate purposes, including working capital, funding of letters of credit and other instruments as required by leases for accommodation units, and the servicing of existing and future indebtedness
SOLE BOOK-RUNNER:	Maxim Group LLC

3

(1) Units offered based upon the midpoint of the estimated price range

TODAYS PRESENTERS BRIAN FERDINAND Chief Executive Officer & Chairman of the Board DAVID GURFEIN President & Chief Operating Officer SHANOOP KOTHARI Chief Financial Officer 4

INVESTMENT HIGHLIGHTS: Why CorpHousing Group

Asset Management-Based	Differentiated Approach Versus Competitors
Superior Technology	Enhanced Decision Making
Distributed Servant Leadership	Reduces Costs & Increases Efficiency
"Heroic" Service	Lower Customer Acquisition Cost & Commissions
Asset Light Model	Creates Opportunity for Improved Margins
Expansion During COVID	Once in A Lifetime Acquisition Opportunity
Downside Tested	Revenue Increased 101%+ Despite Covid*
Experienced Leadership	Able to Anticipate & Mitigate Challenges

* Gross revenue CAGR from 2019 to YTD 9/30/2021.

5

MARKET OVERVIEW: Resilient Growth despite COVID - 19 $86.4 $89.4 $92.6 $95.8 $99.2 $102.7 $106.3 $110.0 $113.9 2019 2020 2021 2022 2023 2024 2025 2026 2027 Global Vacation Rental Market (CAGR: 3.4%) Source: Grand View Research, Inc., Jun - 2021 https://www.airdna.co/resource/2021 - u - s - short - term - rental - outlook - report?afmc=s7&utm_campaign=s7&utm_source=leaddyno&utm_medium= affiliate • 2022 (ADR) will be 7.5% higher than in 2019 • U.S. STR revenues will increase by 42% over the 4 - years • U.S. demand growth is outstripping supply growth U.S. Short - Term Rental (STR) Market 6

- 200 400 600 800 1,000 1,200 1,400 1,600 2019 2020 2021 Mar-22 Jun-22 Units INTRODUCTION: CorpHousing Group Snapshot CorpHousing Group , founded in 2017 WHAT WHO WHERE • 490 active units under signed leases located in the urban core of 9 major metropolitan U.S. cities • 945 additional units we anticipate will be active and contributing to revenue by 6/30/22 (total 1,435) Conducts Short - Term Rental Arbitrage, leveraging technology to identify, acquire, manage, market, and rent units to Guests, with the focus on providing exceptional service GREAT REVIEWS CLEANLINESS HEROIC SERVICE TM FURNISHINGS LOCATIONS TECHNOLOGY WHY $- $5.0 $10.0 $15.0 $20.0 $25.0 2019 2020 YTD 3Q20 YTD 3Q21 Revenue Growth Net Revenue Gross Revenue IMPROVED ROI 2019 – 9/2021 • CAGR Net 73% • CAGR Gross 101% 2019 – 6/2022 • CAGR 190% Unique Approach to short - term rental arbitrage which captures outsized revenue growth per capital deployed Source: Derived from pages F - 4 and F - 16 of the Preliminary Prospectus dated January 31, 2022. CAGR from 1/1/2019 – 9/30/2021. Source: Derived from pages 7 and 52 of the Preliminary Prospectus dated January 31, 2022. CAGR 2019 – June 2022. 7

ADVANCED REVENUE MANAGEMENT KEY DIFFERENTIATORS DISCIPLINED ACQUISITION STRATEGY • Proprietary Technology • Intra - Day Pricing Updates • Continuous Mkt Assessments • Dynamic Pricing Cash Flow Positive in 2019 (Pre - COVID) – Poised to Return to Cash Flow Positive DISTRIBUTED SERVANT LEADERSHIP • Asset Lean • City Core Clumping • Big Data A nalytics • Low R ent - H igh R evenue • Heroic Service • Effective Communication • Efficient use of Personnel • Minimal Corporate Overhead S IGNIFICANT G ROWTH AND O PERATING L EVERAGE 8

$91,131,512 1,435 Units $64,768,668 1,435 Units $65,737,892 1,435 Units $6,350,628 110 Units $13,540,488 300 Units $21,485,067 469 Units ILLUSTRATIVE PRO - FORMA REVENUE : Potential revenue from 1,435 anticipated Units* 2019 (Full Year) 20 20 (Full Year) 20 21 ( ONLY 9 - MONTHS ) 2019 (Full Year) 20 20 (Full Year) 20 21 ( ONLY 9 - MONTHS ) ACTUAL GROSS REVENUE ILLUSTRATIVE PRO - FORMA REVENUE: Based on: 2019 Average Revenue Per Unit Pro - Forma for 1,435 units Based on: 2020 Average Revenue Per Unit Pro - Forma for 1,435 units Based on: 2021 YTD Average Revenue Per Unit Pro - Forma for 1,435 units Source: Preliminary Prospectus dated January 31, 2022 Calculated as follows: 2019 gross revenue of $6,350,628 (page F - 4) divided by 100 average units (page 52) multiplied by 1,435 Units (page 7). Source: Preliminary Prospectus dated January 31, 2022 Calculated as follows: 2020 gross revenue of $13,540,488 (page F - 4) divided by 300 average units (page 52) multiplied by 1,435 Units (page 7). Source: Preliminary Prospectus dated January 31, 2022 Calculated as follows: YTD 9/30/2021 gross revenue of $21,485,067 (page F - 16) divided by 469 average units (page 52) multiplied by 1,435 Units (page 7). * The above pro forma revenue information is presented for illustrative purposes only. It is based on our actual annual aver age revenue per unit (ARPR) for the periods indicated as if we had 1,435 units commercially active during such period. We anticipate having 1,435 units active and generating revenue by June 30, 2022. There can be no assurance that all suc h units will be active by such date and our ability to bring additional units online can be delayed by numerous factors, including those set forth in our preliminary prospectus dated January 31, 2022, under the section entitled “Risk Fac tor s.” We cannot be certain that we will have ARPR going forward equal to or greater than that experienced in the indicated periods, and it is possible that our ARPR rates going forward will actually be materially lower. 9

UNIT ECONOMICS: Despite the Negative Effect of COVID $4,683 $676 (14% of Rev) $4,007 $3,474 $533 $5,090 $1,741 (34% of Rev) $3,349 $3,263 $86 Revenue Refunds Net Rev Cost of Rev Gross Profit 9% 157% (16%) (6%) (84%) 2019 (Full Year) 2021 (Q1 - Q3) Despite increased operational efficiencies, a drastic increase in refunds -- due to unprecedented travel restriction associated with COVID -- significantly impacted our bottom line. Refunds will normalize All Numbers: Unit/Month 20 20 (Full Year) ▪ Grew revenue per unit since development or technology ▪ Cost of revenue declined with scale Source: See our preliminary prospectus, dated as of January 31, 2022, pages F - 4 and F - 16 for Revenue, Refunds, Net Revenue, Cost of Revenue and Gross Profit, in each case divided by average active Units for the period, as set forth on page 52. 10

0x 5x 10x 15x 20x 25x 30x 35x 40x Year 1 Year 3 Year 5 Year 7 Year 10 Operating Leverage Low High ASSET LIGHT BUSINESS MODEL ▪ Lowest Cost/Unit Acquired & Managed vs. Competitors: ▪ $16,939 (historical), page 71 of Preliminary Prospectus ▪ See slide 17 for supporting information Over 10 - year Lease Rental Revenue = 22x – 34x Acquisition Cost Note: Calculated by low / high [[($103 or $160) * 365 / days per year] times number of years] divided by $16,939 ▪ Massive Upside to Unit Acquisition Costs based upon historical low & high revenue per available room night ▪ $103 (2020) historical low (page 51 of Preliminary Prospectus) ▪ $160 (2018) historical high (page 51 of Preliminary Prospectus) $- $20,000 $40,000 $60,000 $80,000 $100,000 CHG The Guild Frontdesk Kasa Sonder Cost Per Unit Acquired & Managed Ex: $103 RevPAR * 365 days / year *5 years = $187,975 / $16,939 = 11.1x Source: Preliminary Prospectus dated January 31, 2022. 11

CASE STUDY: Recent Acquisition ▪ CHG entered into a lease for The Blakely New York Hotel on West 55 th Street in New York City in October 2021 ▪ 118 - room property ▪ 15 - year lease ▪ Required refundable letter of credit funded from a portion of the proceeds of October 2021 bridge financing ▪ Based upon CHG’s historical low & high revenue per available room night, property could add between $4.4 - $6.9 mm of potential annual net revenue ($ in millions) Note: Calculated by using historical low / high revenue per available room night [[($103 or $160) * 365 / days per year * 118 rooms]. Potential Annual Net Revenue $- $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 Low High 12

SALES AND MARKETING DISTRIBUTION PARTNERS 13

Set The Example Support Others Establish Trust Foster Transparency Identify “Why” Delegate Authority Encourage Initiative DISTRIBUTED SERVANT LEADERSHIP Solve Problems • Decreased Response Time & Enhanced Decision - Making Provides Exceptional Service Which Exceeds Expectations • Virtual Headquarters with Executives & VPs Leading & Managing Remotely Reduces Corporate Overhead GUESTS & PROPERTY OWNERS TEAM MEMBERS VPs EXECS 14

"HEROIC" SERVICE: Lower CAC and Commissions due to Repeat Guests

Objectives

HASSEL-FREE EXPERIENCE
Easy, Orderly, Pleasant Interactions

EXPECTATIONS EXCEEDED
Delighted People & Exceptional Experiences

RAVE REVIEWS POSTED
Public Recognition of Heroic Service

OUR BRANDS REMEMBERED
Favorable Recognition of LuxUrban & SoBeNY

INFORMATION SHARED
Social Media & Word-of-Mouth Marketing

COMMITTED TO RETURN
Relationships Established For Repeat Visits

Execution



HOST/CONCIERGE
PROVIDE EXCEPTIONAL SERVICE FOR GUESTS
RESIDENT MNGR
MAINTAIN VALUE FOR OWNERS
BIZDEV REP
INCREASE PROFIT FOR CHG
Focus - External
Support - Internal
Focus - External
Support - Internal
CLEANERS
HEROES™
MAINTENANCE
SIDE-KICKS™
SUPERHEROES™
SERVICE SUPPORT
CHG LEADERSHIP
SECURITY & VERIFICATION

15

TECHNOLOGY: Next Generation Hospitality/Property Management

Guest's Experience & CHG'S Use of Technology

SELECT → PREP → TRAVEL → ARRIVE → **STAY** → DEPART → RATE → RETURN

TARGETING CITIES & UNITS

CHG's Big Data Analytics

MARKETING & SALES

CHG's SoBeNY App+++ & Website sobenewyork.com

Booking.com, Expedia, Vrbo, airbnb, HOMES & VILLAS BY MARRIOTT INTERNATIONAL

PRICING CHG's Adv. Data

SECURING – VERIFYING

SUPPORTING TRAVEL

CHG's SoBeNY App+++
- Flights, Cars, etc...

FULFILLING SPECIAL REQUESTS

CHG's SoBeNY App +++
- Groceries
- Early check-in
- Child Specific, e.g., crib, highchair, etc...

MANAGING BOOKINGS



PROVIDING GUESTS INFORMATION

MONITORING

FULFILLING SPECIAL REQUESTS

CHG's SoBeNY App +++
- Guest Service Messaging
- Personal Items, e.g., toothbrush
- Extra towels
- Late check-out/Extensions

CLEANING

PHYSICALLY SECURING

MAINTAINING RELATIONSHIPS

CHG's SoBeNY App+++
- Loyalty/Rewards
- Guest Surveys
- Receipts
- Trip History
- Rebooking

← **COMMUNICATING EXTERNALLLY** →

← **COMMUNICATING INTERNALLY** →

← **MANAGING EXPENSES** →

+++ Presently Being Developed by CHG

16

BENCHMARK ANALYSIS: More With Less

CHGs ratio of funds raised via investments per the number of units managed is less than its peer set



Funds Raised ($1,000s)/Units Managed
CHG
$16,939
New York
Founded 2017
$8mm Invested
490 Units Managed
The Guild
$18,250
Texas
Founded 2016
$37mm Invested 1
2,000 Units Managed 5
$23,067
Milwaukee
Founded 2017
$17mm Invested 2
750 Units Managed 6
kasa
$56,300
California
Founded 2016
$56mm Invested 3
1,000 Units Managed 7
Sonder
$83,587
San Francisco
Founded 2012
$527mm Invested 4
6,300 Units Managed 8

Note: CHG data from the Preliminary Prospectus page 71 dated January 31, 2022. Other company units are most recent available data source (1/28/22). Funds raised for other company's are per Crunchbase (1/28/22).

1. https://www.crunchbase.com/organization/guild-lodging
2. https://www.crunchbase.com/organization/frontdesk
3. https://www.crunchbase.com/organization/kasa-living
4. https://www.crunchbase.com/organization/sonderstays
5. https://theguild.co/2022/01/11/the-guild-acquires-crea-management/
6. https://www.phocuswire.com/FrontDesk-Hot-25-Travel-Startups-2022
7. https://www.forbes.com/sites/noahkirsch/2020/10/13/kasa-living-a-short-term-rental-startup-raises-30-million-to-create-a-more-formal-airbnb/?sh=25eae76c1dfc
8. https://www.sonder.com/about

17

Primary Comparables Secondary Comparables Soon Public Comparables This is a list of selected representative competitors and is not exhaustive. Other competitors exist and additional competitors will likely emerge in the future. POTENTIAL COMPARABLE COMPANIES 18

G&A as a % of Revenue 0% 20% 40% 60% 80% 2019 2020 YTD 3Q21 CASE STUDY: CHG vs Sonder & Vacasa (4.0x) 0.0x 4.0x 8.0x 12.0x 16.0x 2020 YTD 3Q21 CHG Sonder Vacasa G&A Efficiency * * G&A Efficiency defined as: revenue increase / increase in G&A -40% 0% 40% 80% 120% 160% 2020 YTD 3Q21 CHG Sonder Vacasa Net Revenue Growth 0% 10% 20% 30% 40% 50% $- $40 $80 $120 $160 $200 2019 2020 YTD 3Q21 CHG Sonder CHG > Sonder RevPAR Source: All of the information included in this slide are from our Preliminary Prospectus dated January 31, 2022 and other pu bli cly available filings on www.sec.gov . Vacasa not included in RevPAR as they do not disclose information at a comparable level. 19

-15% -10% -5% 0% 5% 10% 15% 20% $(3.0) $(2.0) $(1.0) $- $1.0 $2.0 $3.0 $4.0 @34.2% @12.5% @15.0% @17.5% @20.0% Net Inc. (Loss) Net Inc. (Loss) before Int. Net Inc. (Loss) before Int. % Revenue 0% 5% 10% 15% 20% 25% 30% @34.2% @12.5% @15.0% @17.5% @20.0% UNIT ECONOMICS (CONT’D): Negative Effect of COVID Related Refunds Without Covid, our YTD 2021 margins could have been… 2021 YTD Illustrative Gross Margin at Pre - Covid Refund Rates 0% 5% 10% 15% 20% 25% 2019 2020 Sep-21 Normal Course of Buinsess Covid Related Expected normalized total refund levels Based on: 9/21 Gross Profit at Various Illustrative Refund Rates Refunds will Normalize * 2021 YTD Actual ** Assumes no tax impact (as an LLC) prior to our conversion to C - Corp. ($ in millions) 2021 YTD Illustrative Net Income and Net Income w/out Interest** Source: Preliminary Prospectus dated January 31, 2022,page 52 . Expected normalized refund levels based on 2019 (before Covid). 9/21 Net Income at Various Illustrative Refund Rates with and without Interest** Net Inc. (Loss) before Int.% Revenue Left column from Preliminary Prospectus dated January 31, 2022 page F - 16 gross margin of $361,450 / net revenue of $14,135,276. Revenue is net of refunds realized at 34.2% of gross revenue. Illustrative 9/2021 gross margin percentages at indicated hypothetical refund rates. Left column from Preliminary Prospectus dated January 31, 2022 page F - 16 net loss of $2,475,966 which is at a realized refund rate of 34.2% and net loss plus interest (loss $2,475,966 + $1,226,931) = - $1,249,035). Illustrative 9/2021 net income and net income plus interest at indicated hypothetical refund rates. 20

BRIAN FERDINAND Chief Executive Officer and Chairman of the Board Brian Ferdinand founded our company in 2017. Prior to this, he was Chief Operating Officer and a partner at VacationRentals LLC, a provider of loyalty - branded, hotel - alternative accommodations, and prior to that, from 2011 through 2014, Mr. Ferdinand served as a member of the Board of Directors and Head of Corporate Strategy at Liquid Holdings, Inc. (“Liquid”), a designer and operator of fintech - based brokerage order execution platforms and services. Mr. Ferdinand served as Managing Director and partner at ECHOTrade LLC, a proprietary trading firm, where he oversaw that company’s expansion from 30 to nearly 1,000 licensed traders working in offices throughout the United States and internationally in JBO partnership with Merrill Lynch and Bank of America. JIMMIE CHATMON Executive Vice President and Director Jimmie Chatmon joined our company in November 2017 and has helped our company grow in the short - term rental marketplace, drawing upon his prior experience and analytical expertise in designing our daily pricing and distribution strategies, while overseeing our revenue management team. Before joining our company, from July 2016 to November 2017, Mr. Chatmon worked in sales and revenue management at Vacation Rentals LLC, a provider of loyalty - branded, hotel - alternative accommodations. Mr. Chatmon earned his B.S. in Business Administration from the University of Miami in 2015. DAVID GURFEIN Partner, President & COO David H. Gurfein joined our company in November 2017. Prior to this, he served as Chief Executive Officer of United American Patriots, a non - profit 501(c)(3) organization that focuses on service members individual rights. From June 2012 to June 2017, Mr. Gurfein was President of True Health & Wholeness, a health and fitness company. He was a Managing Partner and Senior Vice President for Business Development at Holden International, a business development and consultancy company, from July 2010 to June 2012. Mr. Gurfein served in the U.S. Marine Corps from September 1982 to November 2007, enlisting as a private and retiring as a Lieutenant Colonel. Mr. Gurfein holds an M.B.A. from Harvard Business School and a B.S. from Syracuse University. SHANOOP KOTHARI Chief Financial Officer Shanoop Kothari has been our Chief Financial Officer since January 2022. From January 2019 until September 2021, Mr., Kothari was the Chief Financial Officer of NuZee Inc (Nasdaq: NUZE). From July 2020 until May 2021, Mr. Kothari also served, in dual capacity, as NuZee’s Chief Operating Officer. In addition, Mr. Kothari served as a director of NuZee from October 2019 to March 2021. Prior to joining NuZee, Mr. Kothari was a Managing Director at B. Riley FBR, Inc. (“FBR”) from June 2014 until September 2018. From September 2012 to June 2014, Mr. Kothari was the Chief Financial Officer of a private oil and gas refinery joint venture with HollyFrontier. Mr. Kothari was an investment banker at Credit Suisse from June 2005 until September 2012. From May 1998 until April 2003, Mr. Kothari served in variety of capacities for BindView Development, a publicly traded software company, including as Chief Financial Officer (from January 2001 to May 2001). Mr. Kothari was senior auditor at Price Waterhouse from June 1995 to May 1998. Mr. Kothari holds a BA in Accounting from Southern Methodist University and an MBA from Rice University. Mr. Kothari is also a licensed CPA and CIA and possesses Series 7/ 24/ 63 licenses. KEVIN MIKLOSHECK Chief Legal and Compliance Officer Kevin Mikolashek joined our company in September 2021. Prior to this, from April 2018 until September 2021, he served as Managing Director for Misbah - Maher Consultancy, a consulting firm focused on Federal Government contracts in Afghanistan, and for Maher Legal Services, a law firm. From November 2015 to March 2018, Mr. Mikolashek was Senior Counsel at the Enforcement Division of the Federal Reserve Board of Governors, investigating large financial institutions. From November 2005 to November 2015, he served in the U.S. Department of Justice as an Assistant United States Attorney in the Eastern District of Virginia, where he led complex procurement fraud investigations into some of the nation’s largest defense contractors and represented the United States in civil litigation. From January 1997 to November 2005, Mr. Mikolashek served as an Army Judge Advocate Officer, prosecuting felonies, providing legal advice to combat commanders, and representing the Army in civil litigation. Mr. Mikolashek holds an M.B.A from the University of Virginia Darden Graduate School of Business, a J.D. from the Dickinson School of Law of Pennsylvania State University, and a B.A. from the Shippensburg University of Pennsylvania. LEADERSHIP: Experienced management with diverse backgrounds 21

CHG Board: Experienced and diverse BRIAN FERDINAND Chief Executive Officer and Chairman of the Board JIMMIE CHATMON Executive Vice President and Director LEONARD TOBOROFF Independent Board Member Leonard Toboroff has been a director of our company since June 2021. Mr. Toboroff is a private investor. He was the Executive Vice President and Vice Chairman of the Board of Allis - Chalmers Energy Inc., a provider of products and services to the oil and gas industry, from 1988 to 2007. He was a director (and finance committee member) and Vice Chairman of Riddell Sports Corp., a sporting goods manufacturer, from 1988 to 2003. From 1998 until its sale in 2006, Mr. Toboroff was a director (and finance committee member) and Vice Chairman of Varsity Brands, Inc. a provider of goods and services to the school spirit industry. From 1988 to 1995 he was a director (and finance committee member) of Saratoga Springs Water Co. From 1989 to 1998, he was Managing Director of the Corinthian Capital Group, LLC, a private equity fund. From 2005 to 2008, Mr. Toboroff was a director (and finance committee member) of ENGEX Corp., a closed - end mutual fund. From 2001 to 2004, he was a director of NOVT Corp. a developer of advanced medical treatments for coronary and vascular disease. From 2006 to 2009, he was a director of Asset Alliance Corp., an alternative investment company. From 1987 to 1988, Mr. Toboroff was Head of M&A at Rooney Pace Co. Investment Bank. From 1980 to 1990, Mr. Toboroff was the Chairman or Vice Chairman of American Bakeries Co., a Fortune 500 company, Chairman and Vice Chairman. Mr. Toboroff also has been a founding shareholder in various companies that completed their public offering including in fields of game technology, crowdfunding, and medical marijuana. Mr. Toboroff was a practicing attorney from 1960 to 1990, engaging in appellate practice in various federal courts and the U.S. Supreme Court and is a member of the US Supreme Court Historical Society. Mr. Toboroff is a graduate of Syracuse University and the University of Michigan Law School. JEFFREY WEBB Independent Board Member Jeffrey Webb will become a director of our company upon consummation of this offering. Jeffrey Webb became Chairman and Chief Executive Officer of Varsity Brands when that company was formed in 2012 from the merger of Varsity Spirit Corporation, a company founded by Mr. Webb, and Herff Jones, a leading producer of high school and college graduation apparel and class rings. He stepped down as CEO of Varsity Brands in 2016. He continued to serve as Chief Executive Officer of Varsity Brands through its acquisition by Bain Capital Private Equity for $2.8 billion in 2018, and ultimately retired as its Chairman in 2020. In 1974, Mr. Webb founded Varsity Spirit Corporation, a company that develops nationwide training camp systems, distributes uniforms and equipment, and produces national televised championship competitions, tours and performance for and featuring collegiate and high school spirit and cheerleading organizations. Events produced by Varsity Spirit Corporation include high - profile events such as the Macy’s Thanksgiving Day Parade in New York, the Circus Bowl, and various European events. Prior to founding Varsity Spirit Corporation, from 1972 to 1974, he served in various capacities with Cheerleader Supply Company, a distributor of spirit and cheerleading uniforms and equipment, including as its Vice President and General Manager. Mr. Webb is the founder of the Universal Cheerleading Association (UCA). He is also the founder and current President of the International Cheer Union, the world governing body of the sport of cheerleading. Mr. Webb received his B.S. degree in political science from the University of Oklahoma. AIMEE J. NELSON Independent Board Member Aimee J. Nelson will become a director of our company upon consummation of this offering. From June 2020 to present, Ms. Nelson has provided various clients with financial and strategic consulting services through her firm, AJAY Ventures. From January 2020 to June 2020, she was the Chief Financial Officer of Cuisine Global, a plant - based food and lifestyle company, where she implemented new accounting and vendor management systems, oversee assets sales, and created annual budgets and strategic plans. From April 2014 to May 2018, she was a Managing Director at Fifth Third Bank, a national bank, where she oversaw a portfolio of corporate lending clients, ranging from starts ups to mature high - revenue businesses. From January 2012 to April 2014 she was a consultant to Wild Oats, LLC, a development stage company funded by Yucaipa Companies, overseeing the formation of a joint venture with Daymon Worldwide to launch more than 160 fresh foods and nonfood products through global retail chains. From June 2010 to December 2011 she was a finance consultant to Key Development, LLC, a family office, consulting that company on the areas of business acquisitions and opportunities. From 1999 to May 2010 she worked in various capacities at national banks, including JPMorgan Chase, Compass Bank, Wachovia Bank and Park Cities Bank, where she helped building portfolios of banking clients and assisted in business growth initiatives, including in the areas of real estate and commercial real estate lending. She received her BBA from Texas Christian University and her MBA from Southern Methodist University. 22

Thank You CORPHOUSING GROUP